# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Birkenstock Holding plc, CIK 0001977102
CUSIP: M2029K104
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 1-2 BERKELEY SQUARE, London, United Kingdom (X0), W1J 6EA
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0002101145
Persons authorized to receive notices and communications: CB Beteiligungs GmbH & Co. KG, Burg Ockenfels, Linz, Germany (2M), 53545, 49 2683 9359 1592

## Reporting persons
- CB Beteiligungs GmbH & Co. KG (CIK 0002101145): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: working capital (WC); sole voting power 13,958,475; shared voting power 0; sole dispositive power 13,958,475; shared dispositive power 0; aggregate amount beneficially owned 13,958,475 (7.6% of the class)
- CB Verwaltungs GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); member of a group; source of funds: working capital (WC); sole voting power 13,958,475; shared voting power 0; sole dispositive power 13,958,475; shared dispositive power 0; aggregate amount beneficially owned 13,958,475 (7.6% of the class)
- CB Christian Birkenstock Stiftung: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Liechtenstein (N2); member of a group; source of funds: working capital (WC); sole voting power 13,958,475; shared voting power 0; sole dispositive power 13,958,475; shared dispositive power 0; aggregate amount beneficially owned 13,958,475 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value
Name of issuer: Birkenstock Holding plc
Address of issuer's principal executive offices: 1-2 BERKELEY SQUARE, London, United Kingdom (X0), W1J 6EA

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is filed by CB Beteiligungs GmbH & Co. KG, a limited partnership formed under the laws of Germany ("CBB"); CB Verwaltungs GmbH, a limited liability company formed under the laws of Germany that is the general partner of CBB ("CB Verwaltungs GmbH") and CB Christian Birkenstock Stiftung, a trust formed under the laws of Liechtenstein ("CB Birkenstock Stiftung" and, together with CBB and CB Verwaltungs GmbH, the "Reporting Persons").
Residence or business address:
The business address for CBB and CB Verwaltungs GmbH is Burg Ockenfels 53545 Linz, Germany.
The business address for CB Birkenstock Stiftung is Landstrasse 33, 9490 Vaduz, Germany.
Present principal occupation or employment: Not applicable
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings were and are not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Not applicable

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 16, 2026, the Reporting Persons acquired a total of 13,958,475 ordinary shares, no par value of the Issuer ("Issuer Shares") as consideration in kind in respect of interests in BK LC Lux MidCo S.a r.l. ("MidCo"). The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 16, 2026, CBB entered into a Share Repurchase Agreement with MidCo (the "Share Repurchase Agreement"). Under the Share Repurchase Agreement, MidCo repurchased from CBB a total of 2,952,277 shares in MidCo. The consideration for such repurchase was paid in kind through the transfer by MidCo to CBB of 13,958,475 Issuer Shares. The repurchase and in-kind payment were effected contemporaneously with execution of the Share Repurchase Agreement and with the effect of a distribution of Issuer Shares pro rata in respect CBB's interest in MidCo.

Following consummation of this transaction, the Reporting Persons no longer hold any equity interests in MidCo and CBB directly holds the Issuer Shares previously held by MidCo (the "Roll Down Transaction"). The purpose of the Roll Down Transaction was to align the Reporting Persons' holding structure with the post-listing capitalization of the Issuer and to simplify the ownership chain of the Issuer following its public offering.

From time to time, the Reporting Persons may acquire additional Issuer Shares or determine to dispose of Issuer Shares beneficially owned by them. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, upon further developments, including the ongoing evaluation of the Issuer's business, financial condition, operating results and prospects, other investment and business opportunities available to them, general stock market and economic conditions, tax considerations, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the Reporting Persons, may change their investment in the Issuer. Furthermore, the Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Except as otherwise described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters enumerated in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein. The percentages used in this Schedule 13D are calculated based upon 183,906,056 Issuer Shares outstanding as of September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
CBB is a partnership of which Oliver Reichert, the Chief Executive Officer and a Director of the Issuer ("Mr. Reichert"), is the managing director and of which CB Verwaltungs GmbH is the general partner. Mr. Reichert is also managing director of CB Verwaltungs GmbH. The sole shareholder of CB Verwaltungs GmbH is CB Birkenstock Stiftung, which is a trust managed by three trustees that exercise investment and voting power over the Issuer Shares directly held by CBB. As a result, CB Birkenstock Stiftung has sole power to vote, and sole power to dispose of, all of the 13,958,475 Issuer Shares directly held by CBB.

Mr. Reichert directly holds 1,361,273 Issuer Shares, which are excluded from this Schedule 13D as Mr. Reichert is not a member of a group with the Reporting Persons. In addition, Mr. Reichert has a contractual subparticipation equal to 10% of the Issuer Shares directly held by CBB and reported on this Schedule 13D, however Mr. Reichert disclaims beneficial ownership of the Issuer Shares held by CBB, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the ordinary shares of the Issuer during the 60 days preceding the date of this filing.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: With respect to the Roll Down Transaction, CBB is party to the Share Repurchase Agreement pursuant to which MidCo repurchased from CBB a total of 2,952,277 shares in MidCo in exchange for 13,958,475 Issuer Shares. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
99.1 Share Repurchase Agreement, dated January 16, 2026, by and between CB Beteiligungs GmbH & Co. KG and BK LC Lux MidCo S.a r.l.
99.2 Joint Filing Agreement, dated January 26, 2026, by and between the Reporting Persons.

## Signatures
- CB Beteiligungs GmbH & Co. KG: /s/ Oliver Reichert, Oliver Reichert/Managing Director (01/26/2026)
- CB Verwaltungs GmbH: /s/ Oliver Reichert, Oliver Reichert/Managing Director (01/26/2026)
- CB Christian Birkenstock Stiftung: /s/ Oliver Reichert, Oliver Reichert/Trustee (01/26/2026)
Comment: CB Verwaltungs GmbH is the general partner of CB Beteiligungs GmbH & Co. KG